PGT, INC.
1070 Technology Drive
North Venice, Florida 34275

VIA EDGAR

February 9, 2010

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4631

Re:	PGT, Inc.
Registration Statement on Form S-1
SEC File No. 333-164028

Dear Ms. Long:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-1, as amended (File No. 333-164028), of PGT, Inc. (the “Company”) be declared effective at 4:30 p.m., New York City time, on February 10, 2010, or as promptly as practicable thereafter.  We respectfully request that we be notified of such effectiveness by a telephone call to Robert B. Pincus of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3090 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PGT, INC.

By:	/s/ Mario Ferrucci III
	Name:	Mario Ferrucci III
	Title:	Vice President, General Counsel, and Secretary

cc:           Robert B. Pincus, Esq.